ATS INC.
71683 Riverside Drive
COVINGTON,
Louisiana 70433
USA
T: +1 985 249 5300
F: +1 985 249 5388
November 2, 2006
Energy Partners Ltd.
201 St. Charles Ave., Ste 3400
New Orleans, LA 70170-3400
Attn: John H. Peper
Executive Vice President
Dear Mr. Peper,
      Thank you for forwarding to ATS the public information package that you put on your website for all to see. However, in the letter accompanying that information package we found your statement that you were “surprised” that we are not participating in your board’s process quite interesting. Although you have disclosed that you have contacted a number of parties regarding this “strategic alternatives” process, neither you nor your advisors have ever once contacted us or our advisors to invite us into this process or even to let us know how to go about joining this process. In fact, in our October 5th letter—which was sent almost a month ago—we indicated that we were willing to discuss our offer with you. You responded to our overture by calling it a “publicity ploy.”
      We remain firm in our belief that the $23 per share we are offering to your stockholders represents a full and fair price for EPL. In our October 5th letter we asked you to let us know if there is information that you thought could convince us that our offer price should be higher. You intimated that we would not be invited to participate in any sort of process with you unless we first raised our offer price. We could not, and still cannot, agree to such a precondition. Your stockholders must certainly be questioning your decision to exclude us from your list of potential buyers of EPL and to impose conditions on us which were not imposed on your list of potential buyers.
      Having said all of this, we are very much desirous of reviewing any information, not currently available to the public, which you believe would allow us to find additional value. In fact, if it would help, we would be willing to send a diligence request list to expedite our review, given our offer is set to expire on November 17, 2006. We note that you have been furnishing confidentiality agreements to other parties (although you failed to send one to us) and have indicated that you have provided information to other parties other than that which you sent to us. We are prepared to enter into a confidentiality agreement as a condition to getting access to such information. As you can appreciate, however, we cannot agree to anything that would have the effect of causing us to terminate our offer to your stockholders or that would limit our ability to make necessary disclosures to your shareholders in connection with our offer.
      We have previously stated that we do not intend to extend our offer past November 17, 2006 unless either our consent solicitation to remove and replace the members of the board of directors is substantially successfully completed or the conditions to the offer have been otherwise satisfied by that time. We remain committed to this timing. However, given our knowledge of the industry and the Gulf of Mexico region, we are confident that we can complete any necessary due diligence review within the span of a few days.
      As a final note, we were a bit confused by your statement that the EPL stockholders “rejected” our offer three times. However, if you are referencing the number of tenders to date, we are sure that you are aware that there are typically relatively few tenders until the final expiration of an offer. This is particularly true in light of your poison pill, which effectively prevents us from accepting tendered shares in any event.
      We would like to discuss our offer with you as soon as possible. Please do not hesitate to contact Mark Chatterji at +61 437 200 882, or feel free to contact Don Voelte on the personal contact numbers he provided to Richard Bachmann during their August 28th call.

Sincerely,
/s/ Jeff Soine
Jeff Soine
Director and Secretary

cc:	Richard Bachmann, Chairman of the Board and Chief Executive Officer